August 7, 2013

VIA EDGAR AND FEDEX

Mr. Daniel L. Gordon
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Retail Opportunity Investments Corp.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 001-33749

Dear Mr. Gordon:

On behalf of Retail Opportunity Investments Corp. (the "Company"), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), received by letter dated July 29, 2013 (the "July 29 Letter"), with respect to the Company's Form 10-K for the year ended December 31, 2012 (the "Form 10-K").

For the Staff’s convenience, the responses to the Staff's comments are set out in the order in which the comments were set out in the July 29 Letter and are numbered accordingly. The text of the Staff’s comments is set forth below in bold followed in each case by the response.

Form 10-K for the year ended December 31, 2012 filed February 27, 2013

Report of Operating Results, page 32

1.
We note your response to comment one in our letter dated June 28, 2013 relating to the inclusion of bargain purchase gains in your FFO.  In future filings expand your discussion of FFO to disclose the amount and origin of such gains, similar to your discussion of acquisition costs on page 32.

In response to the Staff's comment, the Company will provide the requested disclosure in future filings.

Contractual Obligations, page 39

2.
We note your response to comment five in our letter dated June 28, 2013.  Please provide us your reconciliation of the amount of operating lease obligations disclosed in your tabular presentation of contractual obligations to the amount of lease commitments disclosed in note 11 to the financial statements.

In response to the Staff's comment, the table below reflects the Company’s future minimum annual lease payments under operating leases as of December 31, 2012.

Operating Leases
2013	$745,688
2014	701,528
2015	690,888
2016	754,910
2017	818,932
Thereafter	23,681,684
Total minimum lease payments	$27,402,630

The Company disclosed its ground lease commitments of $27,328,190 under contractual obligations within Management’s Discussion and Analysis of Financial Condition and Results of Operations.  This information was not, however, included in note 11 to the financial statements which disclosed the Company’s office lease commitments of $74,440.

In future filings, the Company will include all operating lease obligations in the "Commitments and Contingencies" note in the Company's consolidated financial statements.

*           *           *           *           *

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (858) 255-4925 (telephone) or Jay L. Bernstein, Esq. of Clifford Chance US LLP, counsel to the Company, at (212) 878-8527 (telephone).

We thank the Staff in advance for its assistance.

Very truly yours,

/s/ Michael B. Haines
Michael B. Haines Chief Financial Officer

cc:

Stuart A. Tanz
Jay L. Bernstein, Esq.
Jorge L. Bonilla